Troutman Sanders LLP
600 Peachtree Road, N.E., Suite 5200
Atlanta, Georgia 30308
December 16, 2009
Via EDGAR and Facsimile
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention:	Pamela A. Long, Assistant Director Division of Corporation Finance Office of Manufacturing and Construction

Re:	Beazer Homes USA, Inc. Registration Statement on Form S-3 Filed November 13, 2009 File No. 333-163110
Dear Ms. Long:
We are authorized by Beazer Homes USA, Inc., a Delaware corporation (the “Company”), to provide the responses contained in this letter to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated December 3, 2009 (the “Commission Comment Letter”) regarding the Company’s registration statement on Form S-3 filed with the Commission on November 13, 2009 (the “Registration Statement”). The Company filed today with the Commission Amendment No. 1 to the Registration Statement (the “Amendment”) and has supplementally provided to you a marked copy of the Amendment. The terms “we,” “us,” and “our” in the responses refer to Beazer Homes USA, Inc.
Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

Securities and Exchange Commission
December 16, 2009

General
1.	We note that one or more of your subsidiaries may provide guarantees of your debt securities. Absent an exception, Rule 3-10 of Regulation S-X requires the financial statements of the subsidiary guarantors to be included in the registration statement at the time of its effectiveness. Please tell us how you intend to comply with the applicable requirements of Rule 3-10. If you intend to rely on an exception in Rule 3-10, please identify the exception in your response.
Response:
As permitted by Rule 3-10(f) of Regulation S-X, Note 15 to our audited consolidated financial statements for the fiscal year ended September 30, 2009 (which financial statements are incorporated by reference in the Registration Statement) sets forth certain financial information with respect to each of the potential subsidiary guarantors that is a party to the Registration Statement and that may issue guarantees thereunder. In connection with our reliance on Rule 3-10(f) of Regulation S-X, we hereby confirm to you that (i) each of the potential subsidiary guarantors is 100% owned by the parent company issuer (within the meaning of Rule 3-10) and (ii) the guarantees issued pursuant to the Registration Statement will be (a) full and unconditional and (b) joint and several.
2.	We note that Beazer Homes USA incorporates by reference its annual report on Form 10-K for the year ended September 30, 2009 and that the Form 10-K incorporates by reference the Part III information from its proxy statement for the 2010 annual meeting of stockholders which is not yet filed. An issuer may file or use an automatic shelf registration statement on Form S-3 after the issuer has filed its Form 10-K but before filing the Part III information that will be incorporated by reference. Note that issuers are responsible, however, for ensuring that any prospectus used in connection with a registered public offer contains the information required to be included in the prospectus by Section 10(a) of the Securities Act of 1933, as amended, and Schedule A to the Securities Act. See Interpretation 114.05 in the Securities Act Forms section of our “Compliance & Disclosure Interpretations” which is available on the Commission’s website at http://www.sec.gov.
Response:
On December 7, 2009, we filed an amendment (the “Form 10-K/A”) to our Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (the “Original Form 10-K”). The Form 10-K/A includes the Part III information previously omitted from the Original Form 10-K.
Description of Debt Securities and Guarantees, page 4
Guarantees, page 17
3.	We note your disclosure that “the applicable indenture governing the debt securities . . . will permit the guarantors for any series of guaranteed debt securities to be different from any of the subsidiaries listed above under ‘—General.’” This

Securities and Exchange Commission
December 16, 2009

disclosure is ambiguous but suggests that there could be guarantors that currently exist but are not currently co-registrants. Please confirm to us that you have included as co-registrants all of your current subsidiaries that you believe could issue guarantees pursuant to the registration statement and revise your prospectus disclosure to eliminate the aforementioned ambiguity.
Response:
We confirm to the Staff that the co-registrants included in the Registration Statement constitute all the subsidiaries that we currently believe could issue guarantees pursuant to the Registration Statement. In response to the Staff’s comment, we have revised the ambiguous language noted in the Staff’s comment above to clarify that not every series of debt issued under the Registration Statement will be guaranteed, and if it is guaranteed, it will not necessarily be guaranteed by all of the co-registrants. Please see page 17 of the Amendment.
Legal Matters, page 28
4.	Please include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.
Response:
We have amended the Registration Statement to include counsel’s address to the “Legal Matters” section as required by paragraph 23 of Schedule A of the Securities Act.
Exhibit Index
5.	Please include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.
Response:
In response to the Staff’s comment, we have amended the Registration Statement to include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.
Exhibit 5.1
6.	Please have counsel revise paragraph 4 to also state that the depositary receipts representing the depositary shares will entitle the holders to the rights specified in both the depositary receipts and in the deposit agreement under which they are issued.
Response:
In response to the Staff’s comment, paragraph 4 of the legal opinion filed as Exhibit 5.1 to the Amendment has been revised to also state that the depositary receipts representing

Securities and Exchange Commission
December 16, 2009

the depositary shares will entitle the holders to the rights specified in both the depositary receipts and in the deposit agreement under which they are issued.
Exhibit 25.2
7.	Note that when debt securities registered under the Securities Act are eligible to be issued, offered, or sold on a delayed basis by or on behalf of the registrant under Rule 415(a)(1)(x) of Regulation C under the Securities Act, Section 305(b)(2) of the Trust Indenture Act permits the trustee to be designated on a delayed basis. Companies relying on Section 305(b)(2) to designate the trustee on a delayed basis must file separately the Form T-1 under the electronic form type “305B2” and not in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. See Interpretation 220.01 in the Trust Indenture Act of 1939 section of our “Compliance & Disclosure Interpretations” which is available on the Commission’s website at http://www.sec.gov. Please revise your exhibit index accordingly.
Response:
The Company intends to rely upon Section 305(b)(2) of the Trust Indenture Act of 1939 and the Staff’s interpretive position set forth in Section 220.01 of Trust Indenture Act of 1939 “Compliance and Disclosure Interpretations” with respect to the subordinated debt securities included in the Registration Statement. Accordingly, when the Company has designated an indenture trustee with respect to the subordinated debt securities included in the Registration Statement, we will file a Form T-1 with the Commission with respect to such indenture trustee. Any such subsequent Form T-1 filing will be made under the electronic form type “305B2”. In response to the Staff’s comment, the Company has revised the exhibit index in the Amendment to clarify how such subsequent Form T-1 will be filed.
*****
In preparing our response to the Staff’s comments, the Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 16, 2009

     Please direct any further questions or comments you may have regarding the Registration Statement or Amendment to me at (404) 885-3352 or to the Company’s Executive Vice President and General Counsel, Ken Khoury, at (770) 829-3728.

Sincerely,
/s/ William C. Smith III
William C. Smith III
Counsel to Beazer Homes USA, Inc.

cc:	Edward M. Kelley, Securities and Exchange Commission, Senior Counsel
Dietrich A. King, Securities and Exchange Commission, Staff Attorney
Kenneth F. Khoury, Beazer Homes USA, Inc., Executive Vice President and General Counsel